MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

October 8, 2013

VIA EDGAR AND E-MAIL

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

vroman-leea@sec.gov

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account

Initial Filing to Form N-4 for Protective Variable Annuity Investors Series

File Nos. 333-190294 and 811-8108

Dear Ms. Vroman-Lee:

On August 1, 2013, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced initial filing on Form N-4 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933.  On behalf of the Company and the Separate Account, this letter responds to comments with respect to this filing that you conveyed via correspondence dated September 30, 2013.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filings marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.                                      Comment:  Summary: What are the Company’s obligations under the Contract - The Prospectus states that “any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.”   Please explain supplementally whether Contract Value is the appropriate term or is a term such as “Variable Account value” more appropriate, as Contract

Value includes Guaranteed Account value, which is subject to your financial strength and claims-paying ability. (Page 6)

Response:  The Company has revised the language on Pages 6, 9 and 28 of the Prospectus to replace Contract Value with Variable Account value.

2.                                      Comment:  Summary: What are the Purchase Payments - Please disclose what kind of notice you plan to give a Contract holder if you impose limitations or change Purchase Payment requirements. (Page 6)  Please also include this information under the “Purchase Payments” section. (Page 19)

Response:  The Company has revised the language on Pages 6 and 20 of the Prospectus to clarify that we will give notice to Contract holders regarding changes or limitations to Purchase Payment requirements.

3.                                      Comment:  Summary: What is the Allocation Adjustment Program (patent pending)?

a.              Please clarify in the disclosure whether Contract holders can choose not to enroll in the Allocation Adjustment Program initially, but decide later that they wish to enroll in this program.  (Page 7 and Page 31)

                                                Response:  A Contract owner must indicate on the application whether he will or will not participate in the Allocation Adjustment Program; the failure to make an election (affirmative or negative) will result in an incomplete application.  An owner who has elected not to participate at Contract issuance may later enroll at any time prior to the Annuity Date.  This is disclosed on page 33 of the prospectus under “Electing the Program.”

The Company has revised the Summary to indicate that an owner may enroll in the program after Contract issuance.

b.              Please revise the second paragraph to clarify that this program can be elected at Contract purchase or at any time before the annuity commencement date. (Page 7)

Response:  The Company has revised the disclosure on Page 7 of the Prospectus to indicate that an owner may enroll in the program after Contract issuance.

4.                                      Comment:  Asset Allocation Model Portfolios - The Prospectus states that “[t]he target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts.”  Please clarify, if applicable, that such adjustments will not be automatically made for existing participants in the Program. (Pages 15-16)

Response:   The Company has revised the second and eighth full paragraphs on Page 16 of the Prospectus to clarify that the Company will not change existing Contract Value or Purchase Payment allocations in response to changes in the Model Portfolios.

5.                                      Comment:  Allocation of Purchase Payments-

a.              Please clarify whether Protective will, upon receiving instructions to allocate purchase payments to a restricted account and then transferring the money to the Oppenheimer Money Fund Sub-Account, notify the Contract owner that the request was for a restricted Sub-Account and the purchase payment has been allocated to the Oppenheimer Money Fund Sub-Account.  (page 20 and 23)

Response:  The Company confirms that, upon receiving instructions to allocate a Purchase Payment to a restricted Sub-Account, the Company will send the Contract owner a confirmation showing the allocation of the Purchase Payment to the restricted Sub-Account and the immediate transfer of that amount from the restricted Sub-Account to the Oppenheimer Money Fund Sub-Account. As stated on Page 33 of the Prospectus, the Company will provide a written confirmation to the owner of any transfer or other allocation made pursuant to the Allocation Adjustment Program.

b.              Please explain supplementally why Protective puts money in the restricted fund and then immediately moves it to the Oppenheimer Money Fund Sub-Account, rather than put the money directly into the Oppenheimer Money Fund Sub-Account.

Response:   The Company believes that by allocating the Purchase Payment to the restricted Sub-Account and then immediately transferring that amount to the Oppenheimer Money Fund Sub-Account and providing a confirmation of that transaction, the Contract owner will be able to understand why the transfer to the Oppenheimer Money Fund Sub-Account occurred.

6.                                      Comment:  The Allocation Adjustment Program - Electing the Program - Please revise the disclosure to clarify that this program can be elected at contract purchase or at any time before the annuity commencement date.  (page 32)

Response:  See response to Comment 3.

7.                                      Comment:  The Allocation Adjustment Program-The prospectus includes the following statement:

“We reserve the right to change the default Sub-Account to which Purchase Payments and Contract Value are allocated when a Sub-Account is restricted, to begin monitoring some or all of the Unmonitored Sub-Accounts, and/or to terminate the Allocation Adjustment Program at any time in our sole discretion.”

a.              Please explain supplementally your legal basis for retaining the ability to change the default sub-account and to begin monitoring the sub-account, which may in turn, result in money being transferred.

b.              Please explain who will choose the new default sub-account and whether that person will be a registered investment adviser.

c.               Please disclose the type of notice that will be provided (1) before the default subaccount is changed; (2) before an unmonitored sub-account will be monitored; and (3) before the program is terminated. (page 33)

Response:  The Company has revised the disclosure on Pages 33 and 34 of the Prospectus to no longer retain the right to change the default Sub-Account to which Purchase Payments and Contract Value are allocated when a Sub-Account is restricted or to begin monitoring some or all of the Unmonitored Sub-Accounts. The disclosure has also been revised to indicate that prior written notice will be given prior to terminating the program.

8.                                      Comment:  Unmonitored Sub-Accounts - Please explain supplementally how Protective determines whether to monitor the performance of certain Sub-Accounts under the Allocation Adjustment Program. Why does Protective choose some Sub-Accounts over others?  (page 33)

Response:  The Company does not monitor Sub-Accounts investing in Funds that the Company believes experience low volatility in net asset value, such as government and short-term bond funds.

9.                                      Other Comments:  Powers of Attorney - Please submit the powers of attorney so that they will “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response:  The Company agrees to file Powers of Attorney with the Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement which reflect the 1933 Act file number (333-190294) and the name of the product (Protective Variable Annuity Investors Series).

10.                               Other Comments:  Series and Class Identifiers - Please confirm supplementally that the Contract name on the front cover page of the Prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:  The Company confirms that the Series and Class identifiers for the Protective Variable Annuity Investors Series have been updated and are the same as the Contract name on the front cover page of the Prospectus.

11.                               Other Comments:  Guarantees and Support Agreements - Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for payments on any benefits or features associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company will be primarily responsible for paying out on any guarantees associated with the Contract.

12.                               Other Comments:  Financial Statements, Exhibits, and Other Information - Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Response:  The Company confirms that the financial statements, exhibits and any missing or outdated information will be included in the Pre-effective Amendment No. 2 to the Form N-4 Registration Statement.

13.                               Other Comments:  Tandy Representation - We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                        the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company represents that the requested acknowledgements will be included in the transmittal letter for the Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement.

*     *     *

In addition to the enclosed marked pages, please also note that the Company has made available additional Sub-Accounts under the Contract, as reflected in Pre-Effective Amendment No. 1 (filed with the Commission on September 19, 2013).

The Company intends to file with the Commission Pre-Effective Amendment No. 2 to the above-referenced filing as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany this pre-effective amendment, seeking acceleration of the effectiveness of the registration statement to November 1, 2013.  Any assistance you can provide to assist us in meeting this request would be very much appreciated.

6

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc:  Elisabeth Bentzinger

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SUMMARY

The Contract

What is the Protective Variable Annuity Investors Series Contract?

The Protective Variable Annuity Investors Series Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Variable Account value (such as those associated with the Return of Purchase Payments Death Benefit), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made by electronic funds transfer. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract. We reserve the right not to accept any Purchase Payment or to limit the amounts, frequency or sources of subsequent Purchase Payments into all or certain classes of Contracts following written notice to Contract Owners. (See “Purchase Payments.”)

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See “Right to Cancel.”)

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year.

We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See “Transfers.”)

Can I surrender the Contract?

Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See “Surrenders and Withdrawals.”) Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2, and surrender charges may apply. (See “Charges and Deductions, Surrender Charge” and “Taxation of Withdrawals and Surrenders.”)

Can I withdraw my money from the Contract?

Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See “Surrenders and Withdrawals.”) Withdrawals may be available under certain Annuity Options. (See “Annuity Payments — Annuity Options.”) Withdrawals reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. (See “Charges and Deductions, Surrender Charge” and “Taxation of Withdrawals and Surrenders.”)

Is there a death benefit?

If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner’s death at our Administrative Office. (See “Death Benefit.”)

The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the Return of Purchase Payments Death Benefit for an additional fee. You must select your death benefit at the time you apply for your Contract, and your selection may not be changed after the Contract is issued. See “Charges and Deductions, Death Benefit Fee.”

What is the Allocation Adjustment Program (patent pending)?

Under the Allocation Adjustment Program, we will monitor the performance of each Sub-Account in which you invest (other than certain unmonitored Sub-Accounts). If, on any Monthly Anniversary Date, the Accumulation Unit value of a Sub-Account is the same as or drops below a specified level, the Sub-Account will be temporarily “restricted” from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account. The Sub-Account will remain restricted until the Sub-Account’s Accumulation Unit value is greater than the specified level on a future Monthly Anniversary Date. By participating in this risk-mitigating program, you may be less susceptible to the impact of volatile market fluctuations in the value of Sub-Account Accumulation Units. However, we make no guarantee that this program will protect against loss.

The Allocation Adjustment Program is optional and is available at no additional charge. You must elect whether you will or will not participate in the Allocation Adjustment Program when you purchase the Contract. If you do not indicate your election on your application, we will treat the application as incomplete. If you elect not to enroll in the Allocation Adjustment Program on the Issue Date, you may enroll in the Program at any time prior to the Annuity Date by sending us Written Notice. If you are enrolled in the Allocation Adjustment Program, you may subsequently suspend your participation in the Program. For more information on the Allocation Adjustment Program, please see “Allocation Adjustment Program.”

What charges do I pay under the Contract?

We assess a surrender charge if you withdraw or surrender your Purchase Payments from the Contract, depending on how long those payments were invested in the Contract. We may waive the surrender charge under certain circumstances. We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year. We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2012, Protective Life had total assets of approximately $57.2 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $57.4 billion at December 31, 2012.

The assets of Protective Life’s general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Variable Account value (such as those associated with the Return of Purchase Payments Death Benefit), are paid from Protective Life’s general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life’s financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life’s general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objective.

Pursuant to an agreement with Protective Life, Milliman, Inc., a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to our Administrative Office in writing.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 45% in equity and 55% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 55% in equity and 45% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Aggressive Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Contracts, and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees. We and our affiliate, Investment Distributors, Inc. (“IDI”), the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). IDI may pay some or all of

Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner’s and Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. The minimum initial Purchase Payment is $5,000. The minimum subsequent Purchase Payment is $100, or $50 if made by electronic funds transfer. We may amend this minimum subsequent Purchase Payment amount at any time. Under certain circumstances, we may be required by law to reject a Purchase Payment.

We reserve the right to limit, suspend, or reject any Purchase Payment at any time, and/or limit the Investment Options to which Contract Owners may direct Purchase Payments, following written notice to Contract Owners. We may do so for all Contracts or only certain classes of Contracts. If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments. This could also impact your ability to make annual contributions to certain Qualified Contracts. Before you purchase this Contract and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject, or limit subsequent Purchase Payments at some point in the future. You should consult with your sales representative prior to purchase.

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior Administrative Office approval. This amount is currently $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000 such as limiting the death benefit options that are available under your Contract.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See “Surrenders and Withdrawals”.) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. Upon notification of the death of any Owner, we will terminate the automatic withdrawal plan. The automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company’s general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company’s general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner’s information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

The Guaranteed Account consists of the Fixed Account and the DCA Accounts. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Variable Account value (such as those associated with the Return of Purchase Payments Death Benefit), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you include allocation instructions, then we will consider the request to not be in good order and we will not process the transfer. When we receive a transfer request in good order, we will effect a one-time reallocation of your Contract Value in accordance with these instructions (in other words, we will allocate your Contract Value among the Investment Options in the percentages you specify). To the extent your new allocation instructions include allocations to a restricted Sub-Account, that portion of your contract value will remain in the Oppenheimer Money Fund Sub-Account until the Sub-Account is no longer restricted under the Allocation Adjustment Program. Following this reallocation, we will consider these instructions to be the Contract’s allocation instructions, and use them when allocating additional Purchase Payments and rebalancing your Contract Value (if you have elected portfolio rebalancing), unless you submit new allocation instructions.

Restoring Access to a Sub-Account

We will no longer consider a Sub-Account to be restricted when, on a subsequent Monthly Anniversary Date, the Sub-Account’s Accumulation Unit value is greater than its 12-month SMA. When that occurs, we will immediately transfer any Contract Value in the Oppenheimer Money Fund Sub-Account attributable to the previously restricted Sub-Account back to the previously restricted Sub-Account based on your current allocation percentages. At this time you also may resume allocating Purchase Payments and transferring Contract Value into the previously restricted Sub-Account, and we will resume any automated transactions involving the previously restricted Sub-Account.

Electing the Program

You must elect whether you will or will not participate in the Allocation Adjustment Program when you purchase the Contract. If you do not indicate your election on your application, we will treat the application as incomplete. We will not issue your Contract unless we have this information (see “Issuance of a Contract”). If you elect not to participate in the Allocation Adjustment Program when you purchase your Contract, you may enroll in the Program at any time before the Annuity Date by sending us Written Notice. If you participate in the Allocation Adjustment Program, we will monitor the performance of all Sub-Accounts in which you invest, other than any Unmonitored Sub-Accounts.

Your participation in the program will begin as of the end of the Valuation Period during which we receive your Written Notice to enroll in the program. If that day is a Monthly Anniversary Date, we will compare each Sub-Account’s Accumulation Unit value as of that date to its 12-month SMA as of that date. If that day is not a Monthly Anniversary Date, we will compare each Sub-Account’s Accumulation Unit value to its 12-month SMA as of the most recent prior Monthly Anniversary Date. If necessary, the 12-month SMA calculation will include months that occur prior to the Issue Date. If after making these comparisons we determine that a Sub-Account in which you are currently invested is restricted, we will take the actions described above, including transferring any Contract Value in that Sub-Account to the Oppenheimer Money Fund Sub-Account.

Note:                  Investing in Sub-Accounts that experience higher volatility, and therefore more volatile Accumulation Unit values, may increase the likelihood of those Sub-Accounts being restricted from investment. Therefore, the Allocation Adjustment Program may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if this program is consistent with your investment objectives.

You should not view the Allocation Adjustment Program as a “market timing” or other type of investment program designed to enhance your earnings under the Contract. If we transfer Contract Value from one or more Sub-Accounts to the Oppenheimer Money Fund Sub-Account during a market downturn, your Contract Value will not be available to participate in any upside potential if there is a subsequent recovery until the next Monthly Anniversary when the Accumulation Unit Value of the Sub-Account rises above the SMA. Please see Appendix E in this prospectus for an example of the Allocation Adjustment Program.

We will not assess a transfer charge on transfers made pursuant to the Allocation Adjustment Program or count such transfers towards the 12 transfers allowed each Contract Year without charge. We will provide a written confirmation to you of any transfer or other allocation made pursuant to the Allocation Adjustment Program.

We reserve the right to use a different mathematical model for Contracts we issue in the future. We reserve the right to terminate the Allocation Adjustment Program at any time in our sole discretion by prior written notice.